Management Discussion and Analysis of
Results of Operations and Financial Condition
for the Period Ended May 31, 2008

This Management Discussion and Analysis of Sungold International Holdings Corp. (the “Corporation”) provides analysis of the Corporation’s financial results for the three and nine months ended May 31, 2008. The following information should be read in conjunction with the accompanying unaudited consolidated financial statements and the notes to the Corporation’s unaudited consolidated financial statements for the nine months ended May 31, 2008, and the audited financial statements for the year ended August 31, 2007 (the “Annual Financial Statements”). All financial information is prepared in accordance with Canadian generally accepted accounting principles (“GAAP”) and is expressed in Canadian dollars. Additional information relating to the Corporation, including the Annual Financial Statements, is available on SEDAR at www.sedar.com.

DATE OF THE REPORT

July 30, 2008

OVERALL PERFORMANCE

Overview

Sungold International Holdings Corp., (the “Corporation”), is a development stage company focused on the development of a live race lottery event, a virtual race lottery event, an on-line Advance Deposit Wagering (ADW) site, www.racingtheworld.com, and publishing the ThoroughbredStyle magazine. The Corporation is a public company listed on the OTC Bulletin Board under the symbol “SGIHF”. The Corporation conducts its operations through its wholly owned subsidiaries and related and affiliated companies: Horsepower Broadcasting Network (HBN) International Ltd., a subsidiary company incorporated under the laws of Canada; Racing Unified Network (R.U.N.) Inc., a subsidiary company incorporated under the laws of Canada; SafeSpending Inc., a subsidiary company incorporated under the laws of Arizona; Silks Corporation, an affiliated company recently incorporated under the laws of Nevada and Silks Media Corporation, a 38 percent owned related company, also incorporated under the laws of Nevada.

To date, the Corporation has not earned significant revenues and is considered to be in the development stage. The recoverability of pre-development costs is primarily dependent on the ability of the Corporation to put its pre-development projects into economically viable production in the future. The Corporation has funded its business operations, working capital and the development of its interests by the issuance of share capital under private placements and through the exercise of warrants and stock options for the aggregate amount of $24,515,294 since inception, of which $1,099,580 is allocated to warrants and options and recorded in Contributed surplus, leaving $23,415,714 in Share capital. The Corporation intends to continue to finance its operations through the issuance of equity and perhaps debt until it generates sufficient revenues from the Horsepower® World Pool live and virtual Lottery systems, ‘Racing the World’ ADW site, ThoroughbredStyle magazine advertising and subscription sales, and Racing Unified Network (R.U.N.) Inc. advertising sales.

SUNGOLD INTERNATIONAL HOLDINGS CORP.
     Horsepower 8 World Pool Lottery

As previously reported, the Corporation had acquired an exclusive license on intellectual property currently under patent application for the first ever lottery to be determined by the results of actual live racing events, such as horse racing or car racing. To be launched as Horsepower 8 World Pool Lottery, the license grants Sungold® the rights to a suite of lottery games that will include live horse racing at participating racetracks. In general the patent covers live and virtual horse, dog and auto races across North America.

The Horsepower 8 World Pool Lottery is an Internet based lottery that will take place both days of every weekend, and will be based on the results of eight live horse races. Horsepower 8 World Pool Lottery will offer players the opportunity to select the first place finisher in each of eight live horse races held at as many as eight different racetracks from anywhere in North America. If there is no grand prizewinner there will be a carryover to the next race date. It is expected that carryover pools will build to life changing payouts on a regular basis. The Horsepower 8 World Pool Lottery will also reward lottery players with supplementary payouts on every event for picking five, six and seven correct.

On October 2, 2007, the Corporation announced that it had signed a three year agreement with the Turtle Mountain Band of Chippewa Indians in Belcourt, North Dakota, initiating a joint venture agreement to market and launch in partnership, the Horsepower 8 World Pool Lottery on the Internet.

On February 21, 2008, Sungold International Holdings Corp. announced a Letter of Intent was signed with Beachfront Enterprises LLC, a California company, to host the Horsepower 8 World Pool Lottery online site for International wagering. No final agreement has yet been completed on this matter, and due to the expectation that it will not be forthcoming, the Corporation has initiated discussions on the same opportunity with three other groups of interest.

HORSEPOWER BROADCASTING NETWORK (HBN) INTERNATIONAL LTD.
     Horsepower Virtual World Pool Lottery

After the launch of the Horsepower 8 World Pool Lottery, the Corporation plans to introduce the Horsepower Virtual World Pool Lottery, as entertainment and wagering opportunities, during the intervals that will occur between the eight live horse races selected and shown. In this way, the Corporation intends to provide continuous entertainment during the entire time the Horespower 8 live race event unfolds.

SILKS MEDIA CORPORATION
     ThoroughbredStyle Magazine

Silks Media Corporation publishes ThoroughbredStyle Magazine. The first ‘Collector’s Edition’ was published in August 2007, and issues have since been published in October 2007, December 2007, and April/May 2008, all with original art on the cover, now an established tradition for the Magazine. The fifth issue is being distributed this month. Each issue includes lively human-interest stories about Thoroughbred racing, the horses, the people and their Thoroughbred lifestyle. All issues can be viewed on the Sungold® web site at www.sungoldintl.com in the Silks Media section.

ThoroughbredStyle Magazine was ranked in the top thirty new magazine launches for 2007 out of seven hundred and thirty new launches independently reviewed.

SILKS CORPORATION
     Racingtheworld.com

On February 25, 2008, Sungold International Holdings Corp. announced that it incorporated Silks Corporation in the state of Nevada, for the purpose of operating the 'Racing The World' Internet Advance Deposit Wagering site. At the same time Sungold International Holdings Corp. announced a stock distribution to shareholders of Sungold International Holdings Corp. of one Silks Corporation share for each ten Sungold International Holdings Corp. shares owned as of the record date of February 29, 2008.

On May 21, 2008, Sungold International Holdings Corp. announced that Silks Corporation has signed an agreement with North Dakota Horse Park, to operate the new online Advance Deposit Wagering (ADW) site, “Racingtheworld.com”, which will accept online wagers for North American horse racing from around the world, 24 hours a day.

On July 15, 2008, Sungold announced that Silks Corporation had recently completed the necessary arrangements for processing computerized online wagering on the Advance Deposit Wagering site, www.racingtheworld.com. Software refinement is currently underway in preparation for the launch. The intention is to be in operation for the fall racing season, or even sooner. At the same time, the Corporation explained that the Silks Corporation share distribution, as previously announced, has been initiated.

Under Silks Corporation, the ThoroughbredStyle Magazine website will integrate with racingtheworld.com to provide a seamless opportunity for subscribers, as well as others around the world, to view and wager on live North American horse racing.

RACING UNIFIED NETWORK (R.U.N.) INC.

Since the acquisition by Silks Media Corporation of ThoroughbredStyle Magazine, Racing Unified Network (R.U.N.) Inc. has been extensively involved in arranging and organizing the magazine’s advertising pages, a critical part of the magazine’s appearance.

Racing Unified Network (R.U.N.) Inc. will also be responsible for managing the advertising and promotion programs for www.racingtheworld.com as it nears launch, as well as for the Horsepower 8 World Pool Lottery.

As a result of this workload, and the higher priority of these projects to the Sungold group, work on the SportsPageTV project has been discontinued and may not be resumed.

SAFESPENDING INC.

The Corporation’s subsidiary, SafeSpending Inc., has the rights to a patent pending on a process to enabling e-Commerce companies to access more revenue due to the elimination of current consumer fears and apprehensions surrounding the posting of credit card numbers and personal information on the Internet. The detailed development of this project is still being deferred because of the priorities of the Sungold group’s other projects, as outlined above, and until the completion of necessary financing arrangements.

RESULTS OF OPERATIONS

Net Loss and Expenses

The Corporation is still in the development stage, and consequently, had no revenue from operations during the third fiscal quarter. Therefore the net loss is the same as the expenses. The Corporation had a net loss of $242,267 for the quarter ended May 31, 2008, or $0.0016 per share compared to a net loss of $339,749 in 2007, and a similar $0.0025 per share.

The main differences between the years were an overall reduction in regular expenses resulting in savings of just over $110,000 which was partially offset by an increase in the equity reduction in Silks Media Corporation due to losses on ThoroughbredStyle Magazine of $26,532, for an overall saving on expenses of $85,715.

SUMMARY OF QUARTERLY RESULTS

The following is a summary of selected financial data for the Corporation for its last eight completed financial quarters ended May 31, 2008.

	05/31/08 Q3 ($)	02/29/08 Q2 ($)	11/30/07 Q1 ($)	08/31/07 Q4 ($)	05/31/07 Q3 ($)	02/28/07 Q2 ($)	11/30/06 Q1 ($)	08/31/06 Q4 ($)
Total revenue	-	-	-	-	-	-	-	-
G & A Expenses	254,034	353,102	306,566	355,352	302,155	309,363	169,266	343,339
Stock based compensation		-	-	305,020	37,594	35,593	54,085	34,130
Corporate taxes	-	-	-	-	-	-	-	-
Impairment write-down		-	-	-	-	-	-	-
Loss – Canadian GAAP	254,034	353,102	306,566	660,372	339,749	344,956	223,351	377,469
Deferred development costs		-	22,474	(19,891)	10,499	6,193	3,199	22,041
Loss – US GAAP	254,034	353,102	329,040	640,481	350,248	351,149	226,550	399,510
Loss per share – Canadian GAAP	0.0017	0.0025	0.0022	0.004	0.0025	0.0027	0.0017	0.0030
Loss per share – US GAAP	0.0017	0.0025	0.0024	0.004	0.0025	0.0027	0.0017	0.0032
Weighted average number of shares	149,703,208	143,175,598	139,176,550	132,171,236	135,506,909	129,410,908	126,751,076	123,834,644
Total Assets	1,049,105	973,596	872,524	814,859	1,001,345	756,673	760,560	772,557
Total long-term financial liabilities	-	-	-	-	1,256	3,078	5,074	6,518
Cash dividends(1)	-	-	-	-	-	-	-	-

(1)

The Corporation has no cash dividend policy and is not able to develop a cash dividend policy until it has retained earnings and demonstrated a sustainable net income. The Corporation has paid no cash dividends and has no retained earnings from which it might pay dividends.

LIQUIDITY AND CAPITAL RESOURCES

At the quarter ended May 31, 2008, the Corporation had a net working capital deficiency of $1,114,998 and Cash of $27,845, as compared to a working capital deficiency of $826,973 and Cash of $12,354 on May 31, 2007.

During the third quarter May 31, 2008, the Corporation issued 4,643,260 private placement share and warrant units for an aggregate of $243,202 to provide working capital and to pay for services, at an average unit price of $0.053 compared to 3,609,531 private placement share and warrant units in 2007 for $316,696, resulting in an average unit price of $0.088.

In the interval from June 1, 2008, to this report date, July 30, 2008, the Corporation raised cash of $57,858 from the issue, on a private placement basis, of 858,334 share and warrant units, at an average price of $0.07 per unit.

Financing Requirements

The Corporation anticipates that it will continue to incur losses until such time as the revenues it is able to generate from its products exceed the operating expenses. The Corporation will require further financing to continue its business operations.

The Corporation has a planned operating budget of $1,300,000 for the fiscal year ending August 31, 2008. The Corporation currently does not have sufficient funds on hand to finance its operations through the fiscal year ending August 31, 2008, and will be required to raise additional funds through equity financing. As a result, the Corporation is currently in discussions with private lenders and financing consultants to recruit equity investment capital for its current and future working capital and project development requirements, but as yet there is no written financing arrangement in place, and there is no assurance that the Corporation will complete the required additional financing. Anticipated sales of additional shares of common stock, if completed, will result in dilution to the Corporation’s current stockholders.

Commitments for Capital Expenditures

There are no outstanding capital purchase commitments at this time.

OFF BALANCE SHEET ARRANGEMENTS

As of July 30, 2008, the Corporation has no off-balance sheet arrangements.

TRANSACTIONS WITH RELATED PARTIES

The following is a summary of related party transactions for the third quarter, with comparatives for the same quarter of the prior year:

a)	Consulting fees paid and expensed in the income statement
Related Party	3rd Qtr Ended May 31, 2008	3rd Qtr Ended May 31, 2007
Directors	$4,200	$ 3,300
Officers	11,685	15,000
Total	$15,885	$18,300

b)	Salaries expensed in the income statement
Related Party	3rd Qtr Ended May 31, 2008	3rd Qtr Ended May 31, 2007
Officers	$43,725	$61,400

c)	Share capital compensation expensed
Related Party	3rd Qtr Ended May 31, 2008	3rd Qtr Ended May 31, 2007
Directors	-	-
Officers	-	-
Total	-	-

Combined Totals	$59,610	$79,700

e)

Accounts payable include $165,518 owed to directors, officers and management for management and consulting services rendered (May 2007 – $155,487). The amounts are unsecured, non-interest bearing and have no repayment terms.

CHANGES IN ACCOUNTING POLICIES INCLUDING INITIAL ADOPTION

There was no change in the Corporation’s accounting policies.

FINANCIAL INSTRUMENTS AND OTHER INSTRUMENTS

The Corporation’s financial instruments consist of cash, sundry receivables, prepaid expenses, accounts payable and accrued liabilities, loans payable and obligation under capital lease. Unless otherwise noted, it is management’s opinion that the Corporation is not exposed to significant interest or credit risks arising from the financial instruments. The fair market values of these financial instruments approximate their carrying values, unless otherwise noted.

SHARE DATA

The Corporation has 153,802,512 common shares issued and outstanding as of July 30, 2008, and no outstanding commitments to issue any additional units.

COMMITMENTS

The Company has a five year lease ending December 31, 2011, for its office space. Minimum annual lease payments for the next five years are as follows:

2008 -- $ 102,431
2009 -- $ 107,666
2010 -- $ 112,901
2011 -- $ 118,136
2012 -- $   39,960

SUBSEQUENT EVENTS

There are no material events subsequent to May 31, 2008, which have not been disclosed in this report.

RISKS AND UNCERTAINTIES

The securities of the Corporation are highly speculative. In evaluating the Corporation, it is important to consider that the Corporation is in the development stage of its operations as a software supplier of live and virtual lottery wagering systems, an Advance Deposit Wagering system, a virtual pari-mutuel wagering system, advertising sales, and magazine publishing. A prospective investor or other person reviewing the Corporation should not consider an investment unless the investor is capable of sustaining an economic loss of the entire investment. All costs have been funded through equity. Certain risks are associated with the Corporation’s business including the following:

Limited History of Operations

The Corporation has a limited history of operations. The Corporation does not expect to receive any revenues from operations until the projects begin operations in a commercially profitable manner. Investors should be aware of the delays, expenses and difficulties encountered in an enterprise in this stage, many of which may be beyond the Corporation’s or its affiliates’ control, including, but not limited to, the regulatory environment in which the Corporation expects to operate, problems related to regulatory compliance costs and delay, marketing difficulties and costs that may exceed current estimates. There can be no assurance that the Corporation or its affiliates will be able to implement their business strategies and successfully develop any of the planned development projects or complete their projects according to specifications in a timely manner or on a profitable basis. The Corporation will require additional financing to carry out its business plan and, if financing is unavailable for any reason, the Corporation may be unable to carry out its business plan.

Governmental Regulations

Business licenses and related approvals differ in the environments the Corporation has identified for operations, and are generally deemed to be privileges under the law and no assurances can be given that any licenses, permits or approvals that may be required will be given. In particular, the Corporation’s Horsepower® World Pool systems and operations will require various approvals from the applicable authorities, and this approval process can be time consuming and costly with no assurance of success. The ‘Racing the World’ Advance Deposit Wagering has however already obtained the site license and computer support systems necessary for its operation. Some of the Corporation’s other projects may be subject to risks from political and economic uncertainty, which are beyond the control of the Corporation. The application processes for securing business licenses can be complex and time consuming. Each project has specific requirements.

The laws, rules and regulations governing the Corporation’s proposed projects are subject to change and variation prior to the Corporation and its joint venture partners obtaining the required licenses. To a certain extent, the licensing process is a political process and the Corporation and its joint venture partners may face delays in obtaining licenses due to political changes or competing political interests.

Need for Additional Financing to Fund Current Commitments

The Corporation requires further financing to continue its daily operations and to fund ongoing project development. The Corporation anticipates it will need to raise approximately $300,000 to meet its current operating budget for the fiscal year ending August 31, 2008. The Corporation has not yet secured this required financing, but management is confident in the processes underway and believes it will meet its operating budget requirements through August 31, 2008. If additional financing is not available at all or on acceptable terms, the Corporation may have to substantially reduce or cease its operations.

The development of the Corporation’s business will depend upon increased cash flow from operations and the Corporation’s ability to obtain financing through private placement financing, public financing or other means. The Corporation currently has no significant revenues from operations and is experiencing negative cash flow, accordingly, the only other sources of funds presently available to the Corporation is through the sale of equity and debt capital. While the Corporation has successfully raised such capital in the past there can be no assurance that it will be able to do so in the future. If the Corporation cannot obtain sufficient capital to fund its planned expenditures, its planned operations may be significantly delayed or abandoned. Any such delay or abandonment could result in cost increases and adversely affect the Corporation’s future results which could result in a material adverse effect on an investment in the Corporation’s securities.

Racing Industry Risks

The Corporation’s projects are speculative by their nature and involve a high degree of risk. The racing industry is subject to a number of factors beyond the Corporation’s control including changes in economic conditions, industry competition, management risks, changes in racing products, variability in operating costs, changes in government and changes in regulatory authorities’ rules and regulations.

The Corporation’s Common Stock is Traded on the OTC Bulletin Board and as a Result May Experience Price and Volume Fluctuations.

The market price of the Corporation’s common stock is subject to fluctuations in response to several factors, such as:

1.	actual or anticipated variations in the Corporation’s results of operations;
2.	the Corporation’s ability or inability to generate new revenues;
3.	competition; and
4.	conditions and trends in the horse racing industry.

Accordingly, the Corporation’s stock price may be adversely impacted by factors that are unrelated or disproportionate to its operating performance. These market fluctuations, as well as general economic, political and market conditions, such as recessions, interest rates or international currency fluctuations may adversely affect the market price of the Corporation’s common stock.

The Corporation’s Audited Financial Statements Contain a Note about the Corporation’s Ability to Continue as a Going Concern (Note 1)

The Corporation’s financial statements have been prepared on the basis of accounting principles applicable to a going concern. As of August 31, 2007, the Corporation had an accumulated deficit of $23,758,743 which increased to $24,672,445 as at May 31, 2008. The Corporation’s ability to continue as a going concern and the recoverability of the amounts shown for predevelopment costs is primarily dependant on the ability of the Corporation to operate ‘Racing the World’ Advance Deposit Wagering, the Horsepower 8 World Pool Lottery, the Horsepower® World Pool, and or publish ThoroughbredStyle magazine profitably in the future. The Corporation plans to meet anticipated financing needs in connection with its obligations by the exercise of stock options, share purchase warrants and through private placements, public offerings or joint venture participation by others. Failure to continue as a going concern would require a restatement of assets and liabilities on a liquidation basis, which would differ materially from the going concern basis on which the Corporation’s financial statements were prepared.

Foreign Incorporation

The Corporation is incorporated under the laws of Canada and a majority of the Corporation’s officers are residents of Canada. Consequently, it may be difficult for United States investors to effect service of process within the United States upon the Corporation or upon those directors or officers who are not residents of the United States, or to realize in the United States upon judgments of United States courts predicated upon civil liabilities under the United States Securities Exchange Act of 1934, as amended. A judgment of a U.S. court predicated solely upon such civil liabilities may not be enforceable in Canada by a Canadian court if the U.S. court in which the judgment was obtained had jurisdiction, as determined by the Canadian court, in the matter. There is substantial doubt whether an original action could be brought successfully in Canada against any of such persons or the Corporation predicated solely upon such civil liabilities.

Forward Looking Statements

This Management’s Discussion and Analysis contains certain forward-looking statements. All statements, other than statements of historical fact, included herein, including without limitation, statements regarding future plans and objectives of the Corporation are forward-looking statements that involve various risks and uncertainties. There can be no assurance that such statements will prove accurate, and actual results and future events could differ materially from those anticipated in such statements. Important factors that could cause actual results to differ materially from the Corporation’s expectations are disclosed in the Corporation documents filed from time to time with the U.S. Securities and Exchange Commission and other regulatory authorities.